UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940


	The undersigned Investment Company hereby notifies the Securities and Exchange
 Commission that it registers under and pursuant to the provisions of Section
 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

The name of the Investment Company is: Omni Science and Technology Fund.

The Principle Business Office of the Investment Company is located at:

227 J Street
Suite B
Davis, California 95616

The main telephone number of the Investment Company is:

Area Code (530) 613-2297

	In the event that it is deemed necessary to formally serve papers or process on the Investment Company, the name of the Agent is Garrett W. Marrero.  The
 Principle Business Office of the Agent is 227 J Street B, Davis, California
 95616.  The main telephone number of the Agent is Area Code (530) 613-2297.


Item (1)		The exact name of the Investment Company is: Omni Science and
 Technology Fund

Item (2)	The Investment Company is duly organized and created under the common law of the State of Nevada. The Investment Company was organized and created pursuant to the laws of Nevada on September 1, 1999.

Item (3)	The Investment Company is organized as an Unincorporated Business
 Organization (UBO) by way of a Common Law Trust.

Item (4)	The Investment Company is hereby classified as a "Management
 Company" for the purposes of this registration and pursuant to the definition set forth in Section 4(3) of the Investment Company Act of 1940.

Item (5)
(a)	The Investment Company is hereby registered as an "open-end" company pursuant to the definition set forth in Section 5(a)(1) of the Investment Company Act of 1940.
(b) The Investment Company is hereby registered as a "non-diversified" company pursuant to the definition set forth in Section (5)(b)(2) of the Investment Company Act of 1940.

Item (6)	Not applicable.  The Investment Company does not have any Investment
Advisers at this time.

Item (7)	Not applicable.  The Investment Company does not have a Board of
Directors at this time.

Item (8)	The Investment Company was organized and created as an
"Unincorporated Business Organization" (UBO) by way of a Common Law Trust; and for the purposes of this registration it is considered to be an "Unincorporated Investment Company"; additionally the Investment Company does not have a Board of Directors at this time.

(a) Not applicable. The Investment Company does not have any sponsors at this time.
(b) Not applicable. The Investment Company does not have any officers or directors at this time.
(c) The name of the Trustee empowered as such by way of the contract and indenture of the Trust mentioned in Item (3) is Garrett W. Marrero.
His address is:
227 J Street, Suite B, Davis, California 95616.
His telephone number is:
Area Code (530) 613-2297.

Item (9)
(a)	For purposes of this registration, the Investment Company is not issuing or offering its securities to the public.
(b) Not applicable.  The Investment Company has no underwriters at this time.
(c) For purposes of this registration, the Investment Company advises the Commission that it intends to presently make a public offering. However, the Investment Company hereby assures the Commission that it will not make any such public offering unless and until the Investment Company and its offering are in full compliance with the Securities and Exchange Act of 1933, the Securities Exchange Act of 1934, the Investment Company Act of 1940, and all other laws pertaining thereto.
(d) For purposes of this registration, the Investment Company does not have any securities issued or outstanding at this time.
(e) Not applicable.

Item (10)	The Investment Company understands that under Section 14(a) of the
Investment Company Act of 1940 an Investment Company or its Principle
Underwriter may not make a public offering of that company's securities unless:

1) The Investment Company has a Net Worth of at least one hundred thousand dollars ($100,000);
2) The Investment Company has made a previous offering of securities at which time it had a Net Worth of $100,000; or
3) Provision is made as a condition of the registration of the Investment Company's securities under the 1933 Act adequately insuring that:

a) after the effective date of the 1933 Act registration statement the Investment Company will not issue any security or receive proceeds of any subscription for any security until firm agreements have been made by not more than twenty five (25) persons to purchase from the Investment Company securities to be issued by it for a total amount which, when added to the Investment Company's net worth at the time, will equal one hundred thousand dollars ($100,000).
b) the total Investment Company net amount will be paid to the Investment Company before any subscriptions for the Investment Company's securities will be accepted from more than 25 persons; and
c) arrangements will be made so that proceeds paid in by any subscriber, as well as the sales load thereon, will be refunded to him on demand in full, if the net proceeds received by the Investment Company do not bring the Investment Company's net worth to at least one hundred thousand dollars ($100,000) within ninety (90) days after the registration statement becomes effective. If the Investment Company does not receive the necessary proceeds from subscribers, the Commission may suspend the effectiveness of the 1933 Act registration statement and revoke the 1940 Act registration. The Investment Company, in order to avoid any doubts about the question, will secure assurances from the subscribers of the initial one hundred thousand dollars ($100,000) to the effect that those subscribers are buying for investment purposes and not with the present intention of redeeming or reselling the stock when additional funds are provided from the public sale of stock. The Investment Company will inform the Commission whether stockholders who furnished the initial one hundred thousand dollars ($100,000) have been notified of the requirement that they purchased for investment and that their purposes for holding the Investment Company's stock are consistent with that intention. The Investment Company will also inform the Commission whether, parts of the agreements already disclosed within the registration statements filed with the Commission, there are any other agreements or understandings regarding the Investment Company or its securities between or among the Investment Company, the Investment Advisers, the Principle Underwriter, the promoters and the initial stockholders which were made directly or indirectly in consideration of the purchase of the initial one hundred thousand dollars ($100,000) of stock. Such agreements or understandings must not be inconsistent with the policy and provisions of Section 14(a)(3).
d) The Investment Company may obtain the initial $100,000 through a private offering even though a public offering is contemplated at the time. The initial subscriptions or commitments must be limited to a small predetermined group of organizers and associates intending to acquire the new securities for investment. Where the transactions are in fact private, these initial sales will not be regarded as integrated with the subsequent public offering.
e) The Investment Company shall exercise its option to raise the initial capital through a private offering subsequent to this registration.

Item (11)	For purposes of this registration, the Investment Company advises the Commission that it has not applied, nor does it intend to apply for a license to operate as a "Small Business Investment Company" under the Small Business Investment Act of 1958.

Item (12)	Not applicable.  The Investment Company has nothing in the way of economic activity to report at this time.

	Pursuant to the requirements of the Investment Company Act of 1940 the Trustee
of the Registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of Davis and the State of California on the 16th day of September, 1999.


Signatures:

Omni Science and Technology Fund

BY	_____________________________
Garrett W. Marrero, as Trustee